13 August 2004

Ms Melissa Grundy
Australian Stock Exchange
Level 5
Riverside Centre
123 Eagle Street
Brisbane, QLD 4000

Dear Ms Grundy,

RE: PRICE QUERY

We refer to your enquiry of us today regarding the recent downturn in the trading price of Metal Storm Limited securities.

We are aware of some supposition and rumour about alleged selling by members of Mr Mike O’Dwyer’s family, specifically his mother, Ms Betty Walton. On 5 August 2004 Metal Storm announced to the market information provided to it by Mr Mike O’Dwyer details of which follow:

“Metal Storm Limited Director and major shareholder, Mr Mike O’Dwyer has contacted the company in relation to speculation that he or members of his immediate family have traded shares in Metal Storm Limited over the last two days. Mr. O’Dwyer has advised the company that neither he nor any member of his immediate family have sold or traded any of the securities involved.”

After being contacted by the Company today, Mr. O’Dwyer has advised the company that there has been no subsequent selling by either himself or any member of his immediate family, including his mother Ms Betty Walton.

A listing of the 20 Largest Holders of ASX Quoted Equity Securities appearing on the company’s share register as at 12 August 2004 is attached.

Metal Storm Limited is not aware of any other information concerning it that has not been announced that, if known, could be an explanation for the recent trading in its securities.

We confirm that Metal Storm Limited is in compliance with the ASX Listing Rules, and in particular Listing Rule 3.1 regarding ongoing disclosure of material information.

Yours faithfully,

Sylvie Moser-Savage
COMPANY SECRETARY

U.S. Office
4350 N Fairfax Drive, Suite 810, Arlington VA 22203 Tel: 703 248 8218 Fax: 703 248 8262